UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Additional Information Regarding Diginex’s Acquisition of Resulticks, Specifically Relating to the Existing Financing Arrangements of Resulticks

Diginex Limited (the “Company”) will hold its Extraordinary General Meeting of shareholders (the “EGM”) as scheduled on Thursday, October 8, 2026 at 10:00 a.m. (Eastern Time), to consider the proposals, generally relating to Diginex’s acquisition of 100% of the equity securities of Resulticks Global Companies Pte. Limited (“RGCPL” and, together with its subsidiaries, “Resulticks”) as set out in the notice of EGM and proxy statement (the “Notice”) furnished to the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2026 and mailed to Diginex’s shareholders. The record date of August 14, 2026 for the EGM and the proposals set forth in the Notice are unchanged.

In advance of the EGM, the Company is providing the following additional information regarding certain existing material financing arrangements of Resulticks, which the Company has agreed to acquire pursuant to the Amended and Restated Sale and Purchase Agreement dated August 14, 2026 (the “A&R SPA”). The information below has been provided by Resulticks and has not been independently verified by the Company.

1. Ascertis Facility

RGCPL is the borrower under a term facility provided by Ascertis Credit India Fund III with a total commitment of US$40.0 million, of which approximately US$31.8 million of principal is outstanding (the “Ascertis Facility”). The Ascertis Facility matures no later than December 3, 2029. It is secured by:

(a) an exclusive charge over the intellectual property rights in Resulticks’ products held by RGCPL;

(b) a pledge over the shares of RGCPL held, directly or indirectly, by its parent, Interakt Digital Group Pte. Limited (“IDGPL”), with at least 51% of RGCPL’s shares (on a fully diluted basis) required to remain pledged for the life of the facility;

(c) pledges over 100% of the shares of IDGPL, of the founders’ holding company and of certain RGCPL subsidiaries in Singapore and the United States;

(d) a charge over the cash flows, receivables and current assets of RGCPL and those subsidiaries;

(e) corporate guarantees and shortfall undertakings from those subsidiaries, IDGPL and the founders’ holding company;

(f) personal guarantees from Resulticks’ founders, Mrs. Radhika Sundaram and Mr. Rambacthavachalam Dhakshina Moorthy; and

(g) a charge over an interest service reserve account, a designated bank account holding credit balance equal to the interest payable in the immediate next instalment.

Completion of the Company’s acquisition of Resulticks, pursuant to the A&R SPA (the “Acquisition”), will constitute a change of control under the Ascertis Facility. Receipt of a no-objection certificate from the lender under the Ascertis Facility is a condition precedent to completion under the A&R SPA. We expect the corporate guarantee of IDGPL will be replaced by a corporate guaranty from the Company and that all other conditions noted above will remain constant, however there can be no assurance that the lender under the Ascertis Facility will provide a no-objection certificate based upon the Company’s execution and delivery of a corporate guaranty for the indebtedness under the Ascertis Facility.

2. Anicut Facility

Two subsidiaries of RGCPL, Resulticks Edge Solutions Technologies Private Limited (“REDGE”) and Resulticks Digital India Private Limited (“RDIPL”), are borrowers under facilities provided by Grand Anicut Fund 4, Grand Anicut LVF 1 and their affiliates, with approximately US$21.0 million of principal outstanding (the “Anicut Facilities”). The Anicut Facilities are secured by first and exclusive charges over the assets, receivables, intellectual property and intercompany contractual rights of the two borrowers, a pledge by RGCPL over 100% of the shares of REDGE, a corporate guarantee from RGCPL, personal guarantees from Resulticks’ founders, demand promissory notes and post-dated cheques. Resulticks intends to refinance the Anicut Facilities via an alternative facility before the closing of the Acquisition. It is expected that the planned alternative facility, will contain the same terms and conditions as the Anicut Facilities, however there can be no assurance that the Anicut Facilities will be refinanced or that the planned alternative facility, will contain the same terms and conditions as the Anicut Facilities.

3. Position of the Company

The Company is not currently a party to, and has not provided any guarantee or security interest in connection with the Ascertis Facility and/or the Anicut Facilities. Any guarantee or security that the Company may be asked to provide in connection with the lenders’ consents or any refinancing in connection with the Ascertis Facility and/or the Anicut Facilities would be subject to the approval of the Company’s Board of Directors and, where required or where the Board considers it appropriate, the approval of the Company’s shareholders. The Company will inform shareholders of any such arrangements.

Completion of the Acquisition remains subject to the satisfaction or waiver of the conditions set out in the A&R SPA, including receipt of the lenders’ consents in connection with the Ascertis Facility and the Anicut Facilities and approval of the Company’s Nasdaq initial listing application.

Shareholders may vote until 11:59 p.m. (Eastern Time) on October 7, 2026. Meeting and voting details are available at https://www.cstproxy.com/diginex/egm2026, and shareholders may contact Continental Stock Transfer & Trust Company at proxy@continentalstock.com or (917) 262-2373 for assistance.

Forward-Looking Statements

This report contains forward-looking statements, including statements regarding the EGM, the financing arrangements of Resulticks and any modification or refinancing of them, the proposed acquisition of Resulticks and its expected timing, and the satisfaction of conditions to completion. These statements are based on the Company’s current expectations and involve known and unknown risks and uncertainties. Words such as “expects,” “intends,” “plans,” “will,” “may” and similar expressions identify forward-looking statements. Actual results may differ materially. The Company undertakes no obligation to update any forward-looking statement except as required by law, and encourages investors to review the risk factors disclosed in its filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2026	DIGINEX LIMITED

	By:	/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman